SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)(Final Amendment)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ECHOSTAR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

278768106

(CUSIP Number of Class of Securities)

Dean A. Manson
Chief Legal Officer and Secretary
EchoStar Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Scott D. Miller
Marc Treviño
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This amendment (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by EchoStar Corporation (”EchoStar” or, the “Company,” “our,” “us” and “we”) on March 4, 2024, as amended by Amendment No. 1 filed with the SEC on March 22, 2024 and Amendment No. 2 filed with the SEC on March 27, 2024 (the “Schedule TO”), relating to an offer by the Company to exchange eligible stock options to purchase shares of the Company’s Class A Common Stock, par value $0.001 per share (“Class A Shares”), for a number of newly issued stock options to purchase Class A Shares, on the terms and conditions set forth in the Offer to Exchange, dated March 4, 2024 (the “Offer to Exchange”), filed as Exhibit (a)(1)(i) to the Schedule TO. This is a final amendment reporting the results of the Exchange Offer.

This Final Amendment is made to amend and supplement the Schedule TO. Except as otherwise set forth in this Final Amendment, the information set forth in the Schedule TO and the Offer to Exchange remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Final Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Final Amendment together with the Schedule TO and the Offer to Exchange.

Item 4.   Terms of the Transaction

Item 4(a) of the Schedule TO is amended and supplemented by adding the following information:

The Exchange Offer expired at 10:00 p.m., Mountain Daylight Time, Monday, April 1, 2024. The Company accepted for exchange 7,253,455 options out of 7,591,083 Eligible Options (95.6%). These options are being exchanged for 6,105,205 New Options. The New Option Grant Date is Monday, April 1, 2024. Pursuant to the terms of the Offer to Exchange, the New Options have an exercise price per share equal to the closing price per share of our Class A Shares on the Nasdaq Global Select Market on the New Option Grant Date. The closing price per share of our Class A Shares on April 1, 2024 was $14.04. Therefore, the exercise price per share for the New Options is $14.04.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2024	By:	/s/ Paul W. Orban
Paul W. Orban
EVP, Chief Financial Officer, DISH and Principal Financial Officer